Via Facsimile and U.S. Mail
Mail Stop 6010

January 7, 2009

Locksley Samuels
President, Chief Executive Officer and
Chief Financial Officer
Cybermesh International Corp.
3753 Howard Hughes Parkway
Suite # 200
Las Vegas, NV 89169

Re: Cybermesh International Corp.
        Form 10-K for the fiscal year ended May 31, 2008
        Filed September 12, 2008
        Form 10-Q for the quarterly period ended August 31, 2008
        Filed October 15, 2008
        File Number: 000-52207

Dear Mr. Samuels:

        We have reviewed your filings and have the following comment. We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended May 31, 2008 and
Form 10-Q for the quarterly period ended August 31, 2008

Exhibit 31.1

1. Your certification filed with the Form 10-K and Form 10-Q is not worded exactly as required by Item 601(b)(31) of Regulation S-K. In this regard, we believe the following items should be corrected in the future:

    a. Remove the titles of your officer and the name of the registrant from the first line;

b. Identify the name of the registrant in the first paragraph;
c. Remove the report descriptions "Annual" and "Quarterly," as appropriate, from all certifications except for the first paragraph;
d. Identify yourself as the "registrant" and not the "Company" in your certifications;
e. Revise paragraphs 4 and 5 in the 10-K certification to change "the Company and I" to "The registrant's other certifying officer and I"; and,
f. Include paragraph 4(b), which must be provided in the first annual report required to contain management's annual report on internal control over financial reporting and thereafter.

Please confirm to us in writing that all future certifications will conform to the exact language required by Item 601(b)(31) of Regulation S-K.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comment. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filings.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Don Abbott, Review Accountant, at (202) 551-3608 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant